UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

MiMedx Group, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

602496101

(CUSIP Number)

EIAD ASBAHI

PRESCIENCE POINT CAPITAL MANAGEMENT, LLC

1670 Lobdell Avenue, Suite 200

Baton Rouge, Louisiana 70806

225-341-5565

COPIES TO:

Andrew M. Freedman

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 6, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 602496101

1	NAME OF REPORTING PERSON

Prescience Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,719,888
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,719,888
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,719,888
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 602496101

1	NAME OF REPORTING PERSON

Prescience Point Special Opportunity LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,357,913
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,357,913
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,357,913
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 602496101

1	NAME OF REPORTING PERSON

Prescience Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,077,801
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,077,801
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,077,801
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 602496101

1	NAME OF REPORTING PERSON

Prescience Investment Group, LLC d/b/a Prescience Point Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

LOUISIANA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,602,577
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,602,577
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,602,577
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%
14	TYPE OF REPORTING PERSON

IA

5

CUSIP No. 602496101

1	NAME OF REPORTING PERSON

Eiad Asbahi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,602,577
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

7,602,577
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,602,577
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 602496101

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On May 6, 2022, Prescience Point Capital Management LLC (“Prescience Point”), one of the Issuer’s largest shareholders, issued an open letter to the Issuer’s shareholders expressing its intention to vote WITHHOLD against two members of the Issuer’s Board, Phyllis Gardner and James Bierman, nominated by the Board for re-election at the Issuer’s upcoming annual meeting of shareholders (the “2022 Annual Meeting”) for the reasons described below.

Prescience Point stated in the letter its belief that despite the Issuer’s extremely positive results from the Issuer’s Phase 2B Knee Osteoarthritis (OA) Trial and the commercial potential of the Issuer’s Amniofix treatment, the Issuer’s management and Board’s strategic missteps, inept public messaging, and poor governance have led to a chronic undervaluation of the Issuer’s equity. The letter further expressed concern with the juxtaposition of the Issuer’s recent stock price underperformance with the Issuer’s excessive executive compensation over the same period, noting the Issuer’s recent issuance of a 603,000 restricted share grant (worth almost $3 million) to CEO Tim Wright.

In addition, Prescience Point detailed five examples of the Board’s and management’s disregard of shareholders’ interests, specifying: (1) management’s poor investor communications; (2) the Issuer’s excessive executive compensation; (3) the Board’s inequitable structure; (4) the Issuer’s mismanagement of its clinical trials; and (5) the value destructive EW (defined below) transaction.

With respect to management’s poor investor communications, the letter expressed Prescient Point’s belief that the Issuer has failed to communicate the value of its wound care business and the promise of Amniofix to the investment community, inexplicably downplaying Amniofix’s total addressable market (“TAM”) and peak sales potential.

Prescience Point expressed its belief in the letter that that the Issuer’s executive compensation is unjustified by the Issuer’s poor performance and far exceeds what is paid by comparable companies. Prescience Point specifically pointed to the fact that recently, on April 8, 2022 – with the Issuer’s shares down more than 70% since September 10, 2021 and trading near their 52-week lows, the Board awarded management an excessive and undeserved share grant, including a 603,000 restricted share grant worth almost $3 million to CEO Wright.

With respect to the Board’s inequitable structure, Prescience Point expressed its belief that that the power to control the Issuer has become overly concentrated in the hands of private equity firm EW Healthcare Partners (“EW”) at the expense of remaining shareholders. Specifically, the letter notes that EW holds an outsized share of control over the Issuer, with 33% of the Board currently or formerly affiliated with EW while EW owns only 18% of the Issuer’s shares. Prescience Point stated its belief that EW’s status as a preferred stockholder misaligns its incentives with the broader shareholder base, and may push it to block a potential sale of Amniofix or the broader business.

7

CUSIP No. 602496101

Prescience Point expressed its frustration with the Issuer’s recent handling of its clinical trials by, for example, giving expired Amniofix product to patients in the treatment arms of the second patient cohort of both the Phase 2b knee OA and Phase 3 plantar fasciitis trials. These poor results that resulted from this mistake directly led, according to the letter, in a 60% decline in the Issuer’s share price on the day the results were announced.

Prescience Point concluded the letter by reiterating its belief that the Issuer has tremendous potential to enhance shareholder value through its promising product pipeline and wound care business. However, in light of these shortcomings, inter alia, Prescience Point believes that it is imperative that it make clear its dissatisfaction with the status quo through its “Withhold” vote against the incumbent directors and "Against" the advisory approval of executive compensation.

The foregoing description of the letter does not purport to be complete and is qualified in its entirety by reference to the full text of the letter, which is filed as Exhibit 99.1, and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
Exhibit	Description

99.1	Open Letter to Shareholders of the Issuer, dated May 6, 2022.

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CUSIP No. 602496101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2022

Prescience Partners, LP

By:	Prescience Point Capital Management LLC Investment Manager

By:	/s/ Eiad Asbahi
	Name:	Eiad Asbahi
	Title:	Managing Member

Prescience Point Special Opportunity LP

By:	Prescience Point Capital Management LLC Investment Manager

By:	/s/ Eiad Asbahi
	Name:	Eiad Asbahi
	Title:	Managing Member

Prescience Capital, LLC

By:	/s/ Eiad Asbahi
	Name:	Eiad Asbahi
	Title:	Managing Member

Prescience Point Capital Management LLC

By:	/s/ Eiad Asbahi
	Name:	Eiad Asbahi
	Title:	Managing Member

/s/ Eiad Asbahi
EIAD ASBAHI

9